SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


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                   GENERAL FORM FOR REGISTRATION OF SECURITIES

        Pursuant To Section 12(g) of the Securities Exchange Act of 1934


                             Richmond Services, Inc.


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Nevada                                                               76-0430898
(Jurisdiction of Incorporation)             (I.R.S. Employer Identification No.)


34700 Pacific Coast Hwy., Suite 303, Capistrano Beach, CA                 92624
(Address of principal executive offices)                              (Zip Code)


Registrant's telephone number, including area code: (949) 248-8933


The following Securities are to be registered pursuant to Section 12(g) of the
Act:


                       Class-A Common Voting Equity Stock

                                    5,047,825


                                January 24, 2000

     The EXHIBIT INDEX is located at page 35 of this Registration Statement

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                                     PART I
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                          Unnumbered Item: Introduction

     This registration statement is voluntarily filed pursuant to Section 12(g) of the Securities Exchange Act of 1934, in order to comply with the requirements of National Association of Securities Dealers for continued quotation on the Over the Counter Bulletin Board, often called "OTCBB". This Registrant's common stock is presently quoted on the OTCBB. The requirements of the OTCBB are that the financial statements and information about the Registrant be reported periodically to the Commission and be and become information that the public can access easily. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act.

     This Registrant may be the subject of a "Reverse Acquisition". A reverse acquisition is the acquisition of a private ("Target") Registrant by a public ("Registrant") Registrant, by which the private Registrant's shareholders acquire control of the public Registrant. While no negotiations are in progress, and no potential targets have been identified, the business plan of this Registrant is to find such a target or targets, and attempt to acquire them for stock. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target Registrant or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure and reliance on the businesses and assets to be acquired, and not upon the present condition of this Registrant.


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                         Item 1. Description of Business
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(a)  Business Development

     (1) Form and Year of Organization This Corporation Richmond Services, Inc, ("the Registrant") was incorporated in Delaware on June 14, 1993, as a "Close Corporation". The Registrant intended to initiate commuter air service from the Sugarland Airport in Richmond, Texas. The Registrant attempted to pursue the acquisition and operation of small niche-market air carriers. The Registrant's efforts were not successful. The Registrant has been in the development stage since its formation. On January 23, 1993, the Registrant authorized and directed an amendment to its original Certificate of Incorporation, changing the number of shares authorized from 1,500 to 50,000,000, changed the par value from no par to $0.0001, and converted the Registrant from a "Close Corporation" to a "General Law Corporation". On or about April 21, 1999, Richmond Services, Inc. moved its place of incorporation from Delaware to Neveada.


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


     On June 14 of 1993, 510 shares of common stock were issued in exchange for organizational services and costs, valued by management at $5,000.00 and a stock subscription receivable of $100.00. These shares were issued to the two founding shareholders. On January 3, 1997, 5,100,000 shares were issued to the two founding shareholder, in replacement for the 510 shares previously issued, and in adjustment for the change in par value, with the same effect as a forward split of the shares then issued and outstanding.

     On January 15, 1997, 71,850 shares were issued for $1,608.00, pursuant to Regulation D, Rule 504. As of December 9, 1998, there were 5,171,850 shares issued and outstanding, among 255 shareholders.

     On September 12, 1998, the shareholders approved an additional issuance of 300,000 shares to a single investor, pursuant Regulation D, Rule 504, for $3,000.00 cash. By oversight, these shares were not actually issued until January 8, 1999.

     In December of 1998, the Registrant's common stock was approved for listing on the OTCBB.

     On or about March 10, 1999, the Registrant made a further placement, pursuant to Regulation D, Rule 504, of 2,100,000 shares at $0.025, for a total of $52,500.00. As a result of the foregoing, the Registrant had 7,571,850 shares of common stock issued and outstanding, among approximately 268 shareholders.

     On August 29, 1999, the Registrant approved a Plan of Reorganization pursuant to which it would acquire as a wholly owned subsidiary, TechNature, Inc., a private Washington state corporation engaged in the development of certain technologies relating to the heating and refrigeration industries. This transaction was never consummated and the Plan of Reorganization was rescinded. The name of the corporation having been changed to TechNature, prematurely, it was restored to Richmond Services, Inc.

     On November 9, 1999 the Registrant authorized a reverse split of its stock in a ratio of 2 for 3. This action resulted in a reduction of the total number of shares issued and outstanding to 5,047,825.

     (2) Bankruptcy, Receivership or Similar Proceeding. None from inception to date.

(b) Business of the Registrant. This Registrant has no current business. Its business plan is to seek one or more profitable business combinations or acquisitions to secure profitability for shareholders. It has no day-to-day operations at the present time. Its officers and directors devote only insubstantial time and attention to the affairs of this Registrant at the present time, for the reason that only such attention is presently required. Management has adopted a conservative and patient policy of seeking opportunities of exceptional quality, in management's view, and to accept that it may have to wait longer, as a result, before consummating any transactions to create profitability for its shareholders. For continued quotation on the OTC Bulletin Board on or after March 23, 2000, Management has determined that it must so qualify itself by this 1934 Act Registration of its common stock, as a class, pursuant to ss.12(g) of the Securities Act of 1934, before it can present itself as a viable competitor in the reverse acquisition arena.


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     Limited Scope and Number of Possible Acquisitions: The Registrant does not intend to restrict its consideration to any particular business or industry segment, and the Registrant may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Registrant's limited resources, the scope and number of suitable candidate business ventures available will be limited accordingly, and most likely the Registrant will not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Registrant will not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification will not permit the Registrant to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Registrant will be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Registrant may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Registrant may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.

     Probable Industry Segments for Acquisition. While the Registrant does not intend to rule out its consideration to any particular business or industry segment, Management has determined to focus its principal interest in evaluating development stage companies in the electronic commerce, high-technology, communication technologies, information services and internet industry segments. It is nevertheless possible that an outstanding opportunity may develop in other industry segments, such as finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or other high-technology areas.

     Reporting under the 1934 Act. Following the effectiveness of this 1934 Act Registration of the common stock of this Registrant, certain periodic reporting requirements will be applicable. First and foremost, a 1934 Registrant is required to file an Annual Report on Form 10-K or 10-KSB, 90 days following the end of its fiscal year. The key element of such annual filing is Audited Financial Statement prepared in accordance with standards established by the Commission. A 1934 Act Registrant also reports on the share ownership of affiliates and 5% owners, initially, currently and annually. In addition to the annual reporting, a Registrant is required to file quarterly reports on Form 10-Q or 10-QSB, containing audited or un-audited financial statements, and reporting other material events. Some events are deemed material enough to require the filing of a Current Report on Form 8-K. Any events may be reported currently, but some events, like changes or disagreements with auditors, resignation of directors, major acquisitions and other changes require aggressive current reporting. All reports are filed and become public information. The practical effects of the foregoing requirements on the criteria for selection of a target Registrant are two-fold: first, the target must have audited or auditable financial statements, and the target must complete an audit for filing promptly


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upon the consummation of any acquisition; and, second, that the target management must be ready, willing and able to carry forth those reporting requirements or face de-listing from the OTCBB, if listed, and delinquency and possible liability for failure to report.

     Transactions with Management. There is no present or foreseeable potential that this Registrant will acquire a target business or Registrant in which its present management or principal shareholder, or affiliates, have an ownership interest. Consideration has been given to corporate policy in this regard, and it has been determined not to permit any transaction in other than an arm's length acquisition of business assets owned and controlled by unrelated third party interests. The basis for this policy is two fold: first, that related party transactions are unnecessary in the judgment of management and involve risks not necessary to invite; and second that related party transactions do not offer the potential profitability for shareholders, that management believes exists presently in the market place for public Registrants amenable to reverse merger transactions.

     Finders fee for Management. No finder's fees will be payable to Management in connection with any foreseeable reverse acquisition. Management is identified with the principal shareholder. The Principal Shareholder's remaining share ownership following any reverse acquisition, and the Principal Shareholder might be expected to sell its controlling interest for consideration from the acquiring shareholders of the acquisition target. Depending on the quality of the target Registrant, the principal shareholder may sell all, some, or none of the control block, as matters for arm's length deal making, when it comes to that stage. Additionally, the Principal Shareholder is the Principal Consultant and provides, has provided and may provide corporate services to the Registrant, billable hourly in an established and customary manner. No finders' fees, commissions or other bonuses to Management, Principal Shareholder, or affiliates, for securing or in connection with any acquisition, will be paid or payable, as a matter of both current economic conditions and corporate policy. Management has determined that in its view of the current market for such transactions, such fees or bonuses are not justifiable.

     Consultants. The Registrant has no consultants.

     Loan Financing not anticipated. There are no foreseeable circumstances under which loan financing will be sought or needed during Registrant's present development stage.

     Dependence on Management. This Registrant is required to rely on Management's skill, experience and judgment, both in regard to extreme selectivity, and in any final decision to pursue any particular business venture, as well as the form of any business combination, should agreement be reached at some point to acquire or combine. Please see Item 2 of this Part, MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION, and also Item 7 of this Part, CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.


     (1) Principal Products or Services and their Markets. None.

     (2) Distribution Methods of the products or services. None.

     (3) Status of any publicly announced new product or service. None.


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     (4) Registrant's competitive position with respect to Reverse Acquisition.
     Adequately capitalized firms are engaged in the search for acquisitions or business combinations that firms may be able to offer more and may be more attractive to acquisition candidates. This Registrant became a candidate for reverse acquisition transactions only this past August. Management, in evaluating market conditions and unsolicited proposals, has formed the estimate that the selection of a business combination is probable within the next twelve months. There is no compelling reason why this Registrant should be preferred over other reverse-acquisition public corporation candidates. It has no significant pool of cash it can offer and no capital formation incentive for its selection. It has a limited shareholder base insufficient for acquisition target wishing to proceed for application to NASDAQ. In comparison to other "public shell companies" this Registrant is unimpressive, in the judgment of management, and totally lacking in unique features that would make it more attractive or competitive than other "public shell companies". While management believes that the competition of other "public shell companies" is intense and growing, it has no basis on which to quantify its impression.

     This Registrant is actively engaged in its intended search to find a business partner, and its management has determined that it can find an opportunity of superior value and potential. There can be no assurance that this Registrant will ever prove competitively attractive to the kinds of transactions it may seek or will ever participate in a Reverse Acquisition. As a practical matter, no such inquiry could begin until this Registrant has qualified its common stock for trading on the OTCBB. Please see MANAGEMENT'S DISCUSSION AND ANALYSIS, Item 2 of this part, for an expanded discussion of these and related subjects of disclosure.

     (5) Sources of and availability of raw Materials and the names of principal suppliers. Not Applicable.

     (6) Dependence on one or a few major customers. Not applicable

     (7) Patents, Trademarks, licenses, franchises, concessions, royalty agreements or labor contracts. None.

     (8) Need for any government approval of principal products or services and status. Not Applicable.

     (9) Effect of existing or probable governmental regulations on the business. Not Applicable. However, this Registrant would expect to maintain its corporate status with the State of its incorporation, and would file its tax returns and reports that are required to be filed with the Commission. This Registrant wishes to report and provide disclosure voluntarily, and will file periodic reports in the event that its obligation to file such reports is suspended under the Exchange Act. In connection with such submission and any continuation on the OTCBB, this Registrant would expect to comply with NASD regulations, to the extent that any such regulations are applicable to the conduct of the Registrant's affairs.

     (10) Estimate of amount spent on research and development in each of last two years. None.

     (11) Costs and effects of compliance with environmental laws Not
     Applicable.


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     (12) Number of total employees and full-time employees. None. The President serves without compensation and is not considered an employee at this time.

     (13) Year 2000 Compliance, effect on customers and suppliers. None. The Registrant has no computers or digital equipment of its own, no suppliers or customers. Accordingly, the Registrant has determined that it is faced with no year 2000 compliance issues other than those shared by the public in general.

     (16) Limited Scope and Number of Possible Acquisitions. The Registrant does not intend to restrict its consideration to any particular business or industry segment, and the Registrant may consider, among others, finance, brokerage, insurance, transportation, communications, research and development, service, natural resources, manufacturing or high-technology. Of course, because of the Registrant's limited resources, the scope and number of suitable candidate business ventures available would be limited accordingly, and most likely the Registrant would not be able to participate in more than a single business venture. Accordingly, it is anticipated that the Registrant would not be able to diversify, but may be limited to one merger or acquisition because of limited financing. This lack of diversification would not permit the Registrant to offset potential losses from one business opportunity against profits from another. To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific firm may not necessarily be indicative of the potential for the future because of the necessity to substantially shift a marketing approach, expand operations, change product emphasis, change or substantially augment management, or make other changes. The Registrant would be dependent upon the management of a business opportunity to identify such problems and to implement, or be primarily responsible for the implementation of, required changes. Because the Registrant may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, it should be emphasized that the Registrant may incur further risk due to the failure of the target's management to have proven its abilities or effectiveness, or the failure to establish a market for the target's products or services, or the failure to prove or predict profitability.


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        Item 2. Managements Discussion and Analysis or Plan of Operation.
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(a) Plan of Operation. This Registrant has commenced a search for a reverse-merger candidate who will acquire its domicile and corporate status.

     Plan of Operation for the next twelve months. The Registrant will continue to search for a reverse-merger candidate.


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     Cash Requirements and Need for additional funds, twelve months. This
Registrant has no immediate or foreseeable need for additional funding, from sources outside of its circle of shareholders, if at all, during the next twelve months. It expects its revenues to fund current operations adequately, and may exceed them substantially, although there can be no guaranties about future results. Its reports and financial statements are accessible by the public as public information from standard sources including EDGAR.

     Short-term advances by the principal shareholder may be made in the case that realization of receivables fall short of current expenses, in the short term. The nature and sources of these expected revenues are more fully disclosed in detail in Item 7 of this Part, RELATIONSHIPS AND RELATED TRANSACTIONS.

     The Registrant has certain corporate expenses, namely the expenses of auditing the corporation, legal and professional requirements, including expenses in connection with this 1934 Act Registration of its common stock, and periodic and other reports required to be filed by 1934 Act reporting companies. The expenses, are mostly legal and professional, including corresponding with the NASD. It is the estimate of management that these supplementary expenses may approach, but will not exceed $20,000.00 in the next twelve months.

     Reference is made to the use of the term "Development Stage Registrant" in the Registrant's Audited Financial Statements. The Registrant is a development stage Registrant as defined in Financial Accounting Standards Board Statement No.7. The Registrant has no present plans to seek a profitable business combination. No current fund raising programs are being conducted or contemplated at this time, and would not be considered, unless the current business of the Registrant indicates sufficient future profitability to justify an offering to existing shareholders or new investors. In the event of an acquisition or combination, any such capital formation would be offered to investors based upon the assets and businesses to be acquired, and not on this Registrant in its present condition.

     This Registrant may be forced to effect some advances from its Principal Shareholder, for costs involved in maintenance of corporate franchise and filing reports as may be required, when and if this 1934 Act registration is effective. Should this become necessary, the maximum amount of such advances is estimated not to exceed $20,000.00. No agreement by the Principal shareholder to make such advances is in place, and no guarantee can presently be given that additional funds, if needed, will be available. It is by far more likely that advances will take the form of providing services on a deferred compensation basis. Should further auditing be required, such services by the Independent Auditor may not be the subject of deferred compensation. The expenses of independent Audit cannot be deferred or compensated in stock or notes, or otherwise than direct payment of invoices in cash.

     This Registrant does not anticipate any contingency, upon which it would voluntarily cease filing reports with the SEC, even though it may cease to be required to do so. It is in the compelling interest of this Registrant to report its affairs quarterly, annually and currently, or as the case may be. This generally is to provide accessible public information to interested parties, and also specifically to maintain its qualification for the OTCBB.

     Summary of Product Research and Development None. This Registrant is not engaged in research and development.


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


     Expected purchase or sale of plant and significant equipment None.

     Expected significant change in the number of employees None.

(b) Discussion and Analysis of Financial Condition and Results of Operations

     Operations and Results for the past two fiscal years. The Registrant has had no revenues in the past two years and had expenses of $4,000 in 1998 and $64,443 in 1999, all of which were general and administrative expenses except for $500 in amortization of organization costs in 1998.

     Future Prospects. The Registrant is unable to predict when it may participate in a business opportunity. The reason for this uncertainty arises from its limited resources, and competitive disadvantages with respect to other public or semi-public Registrants. Notwithstanding the foregoing cautionary statements, assuming the continuation of current conditions, this Registrant would expect to proceed to select a business combination within no sooner than six months nor expect to close an acquisition in a shorter period than within the next twelve months. It cannot attract a partner before it can perfect the continued quotation of its common stock on the OTCBB by this 1934 Act Registration.

     Reverse Acquisition Candidate. The Registrant is searching for a profitable business opportunity. The acquisition of such an opportunity could and likely would result in some change in control of the Registrant at such time. This would likely take the form of a reverse acquisition. That means that this Registrant would likely acquire businesses and assets for stock in an amount that would effectively transfer control of this Registrant to the acquisition target Registrant or ownership group. It is called a reverse-acquisition because it would be an acquisition by this Registrant in form, but would be an acquisition of this Registrant in substance. Capital formation issues for the future of this Registrant would arise only when targeted business or assets have been identified. Until such time, this Registrant has no basis upon which to propose any substantial infusion of capital from sources outside of its circle of affiliates.

     Targeted acquisitions for stock may be accompanied by capital formation programs, involving knowledgeable investors associated with or contacted by the owners of a target Registrant. While no such arrangements or plans have been adopted or are presently under consideration, it would be expected that a reverse acquisition of a target Registrant or business would be associated with some private placements and/or limited offerings of common stock of this Registrant for cash. Such placements, or offerings, if and when made or extended, would be made with disclosure of and reliance on the businesses and assets to be acquired, and not upon the present or future condition of this Registrant without revenues or substantial assets.


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                         Item 3. Description of Property
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     The Registrant does not own or possess any property, plant or equipment, nor is it bound or encumbered by any agreement pertaining to the acquisition of the same.


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     Item 4. Security Ownership of Certain Beneficial Owners and Management
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(a) Security Ownership of Management. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and Nominees, naming them, and by all Officers and Directors as a group, without naming them, of Registrant, known to or discoverable by Registrant. Please refer to explanatory notes if any, for clarification or additional information.

(b) Security Ownership of Certain Beneficial Owners. To the best of Registrant's knowledge and belief, the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by Registrant, to be the beneficial owner or owners of more than five percent of any voting class of Registrant's stock. Please refer to explanatory notes if any, for clarification or additional information.


                                    TABLE A/B
                                  COMMON STOCK
                 OFFICERS AND DIRECTORS AND OWNERS OF 5% OR MORE

================================================================================
     NAME AND ADDRESS OF BENEFICIAL OWNER                     ACTUAL
                                                           OWNERSHIP           %
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MARK S. ZOUVAS (1)                         President
34700 Pacific Coast Hwy., Suite 303
Capistrano Beach, CA  92624                                  300,000       6.00

================================================================================

All Officers and Directors as a Group                        300,000       6.00

================================================================================

J. Dan Sifford
34700 Pacific Coast Hwy, Suite 303
Capistrano Beach, CA  92624                                2,100,000      42.00

================================================================================
Total Shares Issued and Outstanding                        5,000,000     100.00
================================================================================


(1)  Please see Item 7, Relationships and Transactions, for more disclosure.

(c) Changes in Control. There are no arrangements known to Registrant, including any pledge by any persons, of securities of Registrant, which may at a subsequent date result in a change of control of the Registrant. The Registrant is not presently searching for a profitable business opportunity. The acquisition of such an opportunity, should one occur in future, could and likely would result in some change in control of the Registrant at such time.


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      Item 5. Directors, Executive Officers, Promoters and Control Persons
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     The following persons are the Directors of Registrant, having taken office from the inception of the Registrant, to serve until their successors might be elected or appointed. The time of the next meeting of shareholders has not been determined and is not likely to take place before a targeted acquisition or combination is determined.

     The following information is provided concerning the Management of Registrant, including all current directors and officers, their ages, and positions with the Registrant. All directors will hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. The officers are elected by the Board of Directors at the first meeting after each annual meeting of shareholders and hold office until their successors are elected. The date of the next annual meeting of the Registrant has not yet been set.

     Mark S. Zouvas, 37, has been Chief executive Officer of the Registrant since August 12, 1999. Mr. Zouvas has a BA from the University of California at Berkeley (Accounting and Real Estate). As a staff auditor with Price Waterhouse, he performed services for clients in the banking and real estate industries. Mr. Zouvas has been involved in several venture capital transactions over the past five years and has served as an officer and director of Power Exploration, Inc., a publicly traded oil and gas exploration firm located in Fort Worth, Texas. He was a broker and an accountant in the State of California. Mr. Zouvas brings an increased experience level to the corporate finance capabilities of the Registrant. His financial, accounting and banking experience are well founded and are a necessity in today's ever-changing markets domestically and worldwide. His previous tenure as an officer of a publicly traded corporation will prove invaluable to the Registrant as it begins to manage its growth financially and publicly.


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                         Item 6. Executive Compensation
--------------------------------------------------------------------------------

     There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before an acquisition is effected, except as disclosed in this Item. Mr. Zouvas presently serves without compensation.


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             Item 7. Certain Relationships and Related Transactions
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None.

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                        Item 8. Description of Securities
--------------------------------------------------------------------------------

     The Registrant's Capital Authorized and Issued. The Registrant is authorized to issue 50,000,000 shares of a single class of Common Voting Stock, of par value $0.001, of which 5,047,825 are issued and outstanding.

     Common Stock. All shares of Common Stock when issued were fully paid for and nonassessable. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore, the holders of more than 50% of the outstanding Common Stock can, if they choose to do so, elect all of the directors. The terms of the directors are not staggered. Directors are elected annually to serve until the next annual meeting of shareholders and until their successor is elected and qualified. There are no preemptive rights to purchase any additional Common Stock or other securities of the Registrant. The owners of a majority of the common stock may also take any action without prior notice or meeting which a majority of shareholders could have taken at a regularly called shareholders meeting, giving notice to all shareholders thereafter of the action taken. In the event of liquidation or dissolution, holders of Common Stock are entitled to receive, pro rata, the assets remaining, after creditors, and holders of any class of stock having liquidation rights senior to holders of shares of Common Stock, have been paid in full.

     Series of Common Stock. The Common Stock of this Registrant is referred to in various designated Series. There is no difference between one Series of common shares and another, except the time and circumstances of their issuance. The voting, equity and other rights of all shares of common stock are the same. The designation of Series of Common Stock is for administrative and descriptive purposes only.

     Unregistered Securities and Secondary Trading. As previously stated, neither the existing nor the offered securities have been registered under the Securities Act of 1933; and, accordingly, they cannot be resold unless each is so registered or an exemption from such registration requirement is available.

     Over The Counter Bulletin Board ("OTCBB"). The shares of this Registrant's stock are currently quoted over the counter. There is limited trading. The Registrant has no plans to take any action to establish or encourage a secondary market for its securities. In as much as the primary consideration for decisions to purchase Shares should be based on an analysis of investment potential, and not on resale, investors considering resale of the Shares of this Placement should not rely upon the creation of an early secondary trading market.

     Secondary Trading refers to the marketability to resell the securities of this Registrant in brokerage transactions, and that marketability is generally governed by Rule 144, promulgated by the Securities and Exchange Commission pursuant to ss.3 of the Securities Act of 1933. Securities that have not been registered pursuant to the Securities Act of 1933, but were exempt from such registration when issued, are generally "Restricted Securities" as defined by Rule 144(a). The impact of the restrictions of Rule 144 are (a) a basic one year holding period from purchase; and (b) a limitation of the amount any shareholder may sell during the second year, as to non-affiliates of the Registrant; however, as to shares owned by affiliates of the Registrant, the second-year limitation of amounts attaches and continues indefinitely, at least until such person has ceased to be an affiliate for 90 days or more. The limitation of amounts is generally 1% of the total issued and outstanding in any 90-day period.

     Options and Derivative Securities. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

     Risks of "Penny Stock." The Registrant's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3a51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange; (iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above); or (iv) in Registrants with net tangible assets less than $2,000,000 (if the Registrant has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

     Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g-2 of the Securities and Exchange Commission require broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Registrant's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

     Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker/dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Registrant's common stock to resell their shares to third parties or to otherwise dispose of them.

--------------------------------------------------------------------------------
                                     PART II
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                     Item 1.
           Market Price of and Dividends on Registrant's Common Equity
                             and Shareholder Matters
--------------------------------------------------------------------------------

(a) Market Information. The Common Stock of this Registrant is traded Over the Counter on the Bulletin Board ("OTCBB").

(b) Holders. There are 268 shareholders of the common stock of this Registrant.

(c) Dividends. The Registrant on its Common Stock or other Stock has paid no cash or other dividends and no such payment is anticipated in the foreseeable future.


             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                            Item 2. Legal Proceedings
--------------------------------------------------------------------------------

     There are no proceedings, legal, enforcement or administrative, pending, threatened or anticipated involving or affecting this Registrant.


--------------------------------------------------------------------------------
              Item 3. Changes in and Disagreements with Accountants
--------------------------------------------------------------------------------

     There have been no disagreements of any sort or kind with Auditors or Accountants respecting any matter or item reflected in the financial statements of this Registrant.


--------------------------------------------------------------------------------
                 Item 4. Recent Sales of Unregistered Securities
--------------------------------------------------------------------------------

     The following disclosure presents: (a) The date, title and amount of securities sold; (b) There were no underwriters or underwritings, no discounts or commissions; (c) The persons or class of persons to whom the small business Registrant sold the securities; (c) For securities sold for cash, the total offering price and the total underwriting discounts or commissions; For securities sold other than for cash, describe the transaction and the type and amount of consideration received; and (d) The Section of the Securities Act or the rule of the Commission under which the small business Registrant claimed exemption from registration and the facts relied upon to make the exemption available. No securities sold are convertible or exchangeable into equity securities. There are no warrants or options representing equity.

     Reference is made to the following table of issuances:

================================================================================
      Reference Number/                    Original               Forward Split
          Exemption                       Issuances                  1 to 1,000
--------------------------------------------------------------------------------
          1 ss.4(2)                           5,000                   5,000,000
--------------------------------------------------------------------------------
          2 ss.4(2)                             100                     100,000
--------------------------------------------------------------------------------
          Subtotal                            5,100                   5,100,000
--------------------------------------------------------------------------------
          3 ss.504                                                       71,850
--------------------------------------------------------------------------------
          4 ss.504                                                      300,000
--------------------------------------------------------------------------------
          5 ss.504                                                    2,100,000
--------------------------------------------------------------------------------
          Subtotal                                                    2,471,850
--------------------------------------------------------------------------------
       Pre-Split Total                                                7,571,850
--------------------------------------------------------------------------------
     6 Post-Split Total                                               5,047,825
================================================================================

     On June 14 of 1993, 510 shares of common stock were issued in exchange for organizational services and costs, valued by management at $5,000.00 and a stock subscription receivable of $100.00. These shares were issued to the two founding shareholders. On January 3, 1997, 5,100,000 to the two founding shareholder, in replacement for the 510 shares previously issued, and in adjustment for the change in par value, with the same effect as a forward split of the shares then issued and outstanding.

     On January 15, 1997, 71,850 shares were issued for $1,608.00, pursuant to Regulation D, Rule 504. As of December 9, 1998, there were 5,171,850 shares issued and outstanding, among 255 shareholders.

     On September 12, 1998, the shareholders approved an additional issuance of 300,000 shares to a single investor, pursuant Regulation D, Rule 504, for $3,000.00 cash. By oversight, these shares were not actually issued until January 8, 1999.

     In December of 1998, the Registrant's common stock was approved for listing on the OTCBB.

     On or about March 10, 1999, the Registrant made a further placement, pursuant to Regulation D, Rule 504, of 2,100,000 shares at $0.025, for a total of $52,500.00. As a result of the foregoing, the Registrant had 7,571,850 shares of common stock issued and outstanding, among approximately 268 shareholders.

     On November 9, 1999 the Registrant authorized a reverse split of its stock in a ratio of 2 for 3. This action was ratified by a majority of the Registrants shareholders and its entire Board of Directors. It resulted in the total number of shares issued and outstanding to total 5,047,825.


--------------------------------------------------------------------------------
                Item 5. Indemnification of Officers and Directors
--------------------------------------------------------------------------------

     There is no provision in the Articles of Incorporation, or any Resolution of the Board of Directors, providing for indemnification of Officers or Directors. However, the Registrant has made provisions within its by-laws for the indemnification of its Officers and Directors. This provision is detailed under article 9 of its by-laws and attached hereto in the exhibits. The Registrant is aware of no provision of Nevada Corporate Law, which creates or imposes any provision for indemnity of Officers or Directors.

             THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK

--------------------------------------------------------------------------------
                                    PART F/S
--------------------------------------------------------------------------------

     Audited Financial Statements: for the years ended December 31, 1998 and 1997, are provided as FINANCIAL STATEMENT: F-1, in the body this filing, following this page, and incorporated herein by this reference as though fully set forth on this page as well.

     Un-Audited Financial Statements: for the period ended December 15, 1999 and the years ended December 31, 1998 and 1998, are provided as FINANCIAL STATEMENT:
F-2, in the body of this filings, following F-1, and incorporated herein by this reference as though fully set forth on this page as well.

     Selected Financial Information

              ===================================================
                                          12/31/99       12/31/98
              ===================================================

              Total Assets                 $15,269            $84
              ---------------------------------------------------

              Revenues                         -0-            -0-
              ---------------------------------------------------

              Operating Expenses            64,443          4,000
              ---------------------------------------------------

              Net Earnings or (Loss)       (64,443)        (4,000)
              ---------------------------------------------------

              Per Share Earnings
                or (Loss)                 (0.01452)      (0.00114)
              ---------------------------------------------------

              Average Common Shares
              Outstanding                4,443,177      3,502,845
              ===================================================

--------------------------------------------------------------------------------
                             FINANCIAL STATEMENTS                          PAGE
--------------------------------------------------------------------------------
F-1   AUDITED FINANCIAL STATEMENTS: December 31, 1998 and 1997              18
--------------------------------------------------------------------------------
F-2   UNAUDITED FINANCIAL STATEMENTS: December 15, 1999                     28
================================================================================

--------------------------------------------------------------------------------

                                       F-1

                          AUDITED FINANCIAL STATEMENTS

                 for the years ended December 31, 1998 and 1997

--------------------------------------------------------------------------------

                             Richmond Services, Inc.
                          (a Development Stage Company)
                              Financial Statements
                           December 31, 1998 and 1997

                                 C O N T E N T S



Independent Auditors' Report ...........................................   3

Balance Sheets .........................................................   4

Statements of Operations ...............................................   5

Statements of Stockholders' Equity .....................................   6

Statements of Cash Flows ...............................................   7

Notes to the Financial Statements ......................................   8

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of Richmond Services, Inc.


We have audited the accompanying balance sheet of Richmond Services, Inc. (a Development Stage Company) as of December 31, 1998 and the related statements of operations, stockholders' equity and cash flows for the year then ended and from inception on June 14, 1993 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Richmond Services, Inc for the period from inception at June 14, 1993 through December 31, 1997 were audited by other auditors whose report dated March 31, 1998, expressed an unqualified opinion on these statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Richmond Services, Inc. (a Development Stage Company) as of December 31, 1998 and the results of its operations and cash flows for the year then ended and from inception on June 14, 1993 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company is a development stage company with no significant operating results to date. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ CROUCH BIERWOLF & CHISHOLM

Salt Lake City, Utah
March 17, 1999

                             Richmond Services, Inc.
                          (a Development Stage Company)
                                 Balance Sheets

                                     Assets

                                                              December 31,
                                                         ----------------------
                                                           1998          1997
                                                         --------      --------

Current Assets
 Cash                                                    $     84      $    584
                                                         --------      --------
      Total Current Assets                                     84           584
                                                         --------      --------

Other Assets
 Organizational costs (net of
    amortization)(Note 1)                                    --             500
                                                         --------      --------
      Total Other Assets                                     --             500
                                                         --------      --------

      Total Assets                                       $     84      $  1,084
                                                         ========      ========

                      Liabilities and Stockholders' Equity

Liabilities
 Advance from affiliate                                  $  6,960      $  6,960
                                                         --------      --------

Total liabilities                                           6,960         6,960
                                                         --------      --------

Stockholders' Equity

   Common Stock, authorized
    50,000,000 shares of $.0001 par value,
     authorized, 5,471,850 and 5,171,850
    shares issued and outstanding, respectively               548           518
   Additional Paid-in Capital                               9,160         6,190
   Stock Subscription Receivable                             (100)         (100)
   Deficit Accumulated During the
     Development Stage                                    (16,484)      (12,484)
                                                         --------      --------

Total Stockholders' Equity                                 (6,876)       (5,876)
                                                         --------      --------

Total Liabilities and Stockholders' Equity               $     84      $  1,084
                                                         ========      ========


    The accompanying notes are an integral part of these financial statements
                                        4

                             Richmond Services, Inc.
                          (a Development Stage Company)
                            Statements of Operations


                                                                                  From inception
                                                                                    On June 14,
                                                                                   1993 through
                                           For the years ended December 31,        December 31,
                                      -----------------------------------------   --------------
                                         1998           1997           1996           1998
                                      -----------    -----------    -----------    -----------
Revenues                              $      --      $      --      $      --      $      --

Expenses:

  Amortization & Depreciation                 500          1,000          1,000          5,000
  General & Administrative                  3,500          7,984           --           11,484
                                      -----------    -----------    -----------    -----------


      Total Expenses                        4,000          8,984          1,000         16,484
                                      -----------    -----------    -----------    -----------


Net Loss                              $    (4,000)   $    (8,984)   $    (1,000)   $   (16,484)
                                      ===========    ===========    ===========    ===========


Net Loss Per Share                    $     (0.00)   $     (0.00)   $     (0.00)   $     (0.00)
                                      ===========    ===========    ===========    ===========


Weighted average shares outstanding     5,254,268      5,163,954      5,100,000      5,136,725
                                      ===========    ===========    ===========    ===========


    The accompanying notes are an integral part of these financial statements
                                        5

                             Richmond Services, Inc.
                          (a Development Stage Company)
                        Statement of Stockholders' Equity

                                                                                                                          Deficit
                                                                                                                        Accumulated
                                                                                      Additional        Stock           During the
                                                           Common Stock                paid-in        Subscription      Development
                                                      Shares           Amount          Capital         Receivable          Stage
                                                    ----------       ----------       ----------      ------------      -----------
Balance, June 14, 1993                                    --         $     --         $     --         $     --          $     --

Common stock issued for
 organizational costs at $.001
 per share-June 15, 1993                             5,000,000              500            4,500             --                --

Common stock issued
 for stock subscription receivable
 at $.001 per share-June 15, 1993                      100,000               10               90             --                --

Stock subscription receivable                             --               --               --               (100)             --

Net loss from inception to
  December 31, 1993                                       --               --               --               --                (500)
                                                    ----------       ----------       ----------       ----------        ----------

Balance, December 31, 1993                           5,100,000              510            4,590             (100)             (500)

Net Loss for the year ended
 December 31, 1994                                        --               --               --               --              (1,000)
                                                    ----------       ----------       ----------       ----------        ----------

Balance December 31, 1994                            5,100,000              510            4,590             (100)           (1,500)

Net loss for the year ended
  December 31, 1995                                       --               --               --               --              (1,000)
                                                    ----------       ----------       ----------       ----------        ----------

Balance, December 31, 1995                           5,100,000              510            4,590             (100)           (2,500)

Net loss for the year ended
  December 31, 1996                                       --               --               --               --              (1,000)
                                                    ----------       ----------       ----------       ----------        ----------

Balance, December 31, 1996                           5,100,000              510            4,590             (100)           (3,500)

Common stock issued for
   cash at $.022 per share
   February 10, 1997                                    71,850                8            1,600             --                --

Net loss for the year ended
  December 31, 1997                                       --               --               --               --              (8,984)
                                                    ----------       ----------       ----------       ----------        ----------

Balance, December 31, 1997                           5,171,850              518            6,190             (100)          (12,484)

Common stock issued for
   services at $.001 per share
   September 22, 1998                                  300,000               30            2,970             --                --

Net Loss for the year ended
 December 31, 1998                                        --               --               --                               (4,000)
                                                    ----------       ----------       ----------       ----------        ----------

Balance December 31, 1998                            5,471,850       $      548       $    9,160       $     (100)       $  (16,484)
                                                    ==========       ==========       ==========       ==========        ==========

    The accompanying notes are an integral part of these financial statements
                                        6

                                               Richmond Services, Inc.
                                            (a Development Stage Company)
                                               Statement of Cash Flows

                                                                        From inception
                                                                        June 14, 1993
                                                                           through
                                     For the years ended December 31,    December 31,
                                     --------------------------------   --------------
                                       1998        1997        1996          1998
                                     --------    --------    --------      --------
Cash Flows form Operating
  Activities:

   Loss from operations              $ (4,000)   $ (8,984)   $ (1,000)     $(16,484)
   Adjustments to reconcile net
       loss to net cash used by
       operating activities:
       Amortization & Depreciation        500       1,000       1,000         5,000
       Stock issued for services        3,000        --          --           3,000
   Changes in assets and
    Liabilities:
        Accounts payable                 --         6,960        --           6,960
                                     --------    --------    --------      --------


     Net Cash Provided (Used)
       by Operating Activities           (500)     (1,024)       --          (1,524)
                                     --------    --------    --------      --------

Cash Flows from Investment
  Activities:

   Other                                 --          --          --            --
                                     --------    --------    --------      --------

      Net Cash paid for
        Investing Activities             --          --          --            --
                                     --------    --------    --------      --------

Cash Flows from Financing
  Activities:

     Common stock issued for cash        --         1,608        --           1,608
                                     --------    --------    --------      --------

     Net Cash Provided by
       Financing Activities              --          --          --           1,608
                                     --------    --------    --------      --------

Net increase (decrease) in cash          (500)        584        --              84

Cash, beginning of year                   584        --          --            --
                                     --------    --------    --------      --------

Cash, end of year                    $     84    $    584    $   --              84
                                     ========    ========    ========      ========

Cash, paid during the year for:

     Interest                        $   --      $   --      $   --        $   --
     Income taxes                    $   --      $   --      $   --        $   --

Noncash Financing Transactions:
     Issuance of common stock
       for services                  $  3,000    $   --      $   --        $  3,000
                                     ========    ========    ========      ========


    The accompanying notes are an integral part of these financial statements
                                        7

                             Richmond Services, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          The Company was incorporated in the State of Delaware on June 14, 1993. The Company was organized for the purpose of initiating commuter air service from Sugar Land Airport in Richmond, Texas. The Company now intends to acquire and operate small niche market air carriers. The Company has been in the development stage since its formation on June 14, 1993.

     b.   Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

     c.   Cash and Cash Equivalents

          Cash equivalents include short-term highly liquid investments with maturities of three months or less at the time of acquisition.

     d.   Loss Per Share

          The computations of loss per share of common stock are based on the weighted average number of outstanding shares during the period of the financial statements.

     e.   Provision for Income Taxes

          At December 31, 1998, the Company has net operating loss carryforwards totaling approximately $16,484 that may be offset against future taxable income through 2012. No tax benefit has been reported in the 1998 financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount. The valuation allowance increased in the amount of $4,000 for the year ended December 31, 1998.

     f.   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - Going Concern

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has current liabilities in excess of current assets and has experienced losses from inception. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. It is management's plan to find an operating company to merge with providing necessary operating capital.

                             Richmond Services, Inc.
                          (A Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997

NOTE 3 - Shareholders Equity

          In September 1998 the Company issued 300,000 shares of its common stock in exchange for services.

--------------------------------------------------------------------------------
                                       F-2

                         UN-AUDITED FINANCIAL STATEMENTS

                     for the period ended December 15, 1999

                 and the years ended December 31, 1998 and 1997
--------------------------------------------------------------------------------

                             RICHMOND SERVICES, INC.
                           BALANCE SHEETS (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                   and for the period ended December 15, 1999


                                                                             December 31,
                                                           December 15,  --------------------
                                                               1999        1998        1997
                                                             --------    --------    --------
                                     ASSETS

CURRENT ASSETS

           Cash                                              $    269    $     84    $    584
                                                             --------    --------    --------
           Total Current Assets                                   269          84         584

OTHER ASSETS

     Accounts receivable                                       15,000
     Organization Costs (Note 2)                                  -0-         -0-         500
                                                             --------    --------    --------

           Total Other Assets                                     -0-         -0-         500


TOTAL ASSETS                                                 $ 15,269    $     84    $  1,084
                                                             ========    ========    ========

                       LIABILITIES & STOCKHOLDERS' EQUITY
LIABILITIES

     Loan and notes payable                                  $ 34,078    $  6,960    $  6,960
                                                             --------    --------    --------

Total Liabilities                                              34,078       6,960       6,960

STOCKHOLDERS' EQUITY

     Common Stock, $.0001 par value; authorized 50,000,000
        shares; issued and outstanding, 3,447,900 shares,
        3,647,900 shares and 5,047,825 shares respectively        505         365         345

     Additional Paid-In Capital                                61,703       9,343       6,363

     Stock subscription receivable                               (100)       (100)       (100)

     Accumulated Surplus (Deficit)                            (80,917)    (16,484)    (12,484)
                                                             --------    --------    --------

Total Stockholders' Equity                                    (18,809)     (6,876)     (5,876)
                                                             --------    --------    --------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $ 15,269    $     84    $  1,084
                                                             ========    ========    ========



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-2

                             RICHMOND SERVICES, INC.
             STATEMENTS OF LOSS AND ACCUMULATED DEFICIT (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                   and for the period ended December 15, 1999


                                                                              December 31,
                                               December 15,        ----------------------------------
                                                   1999                  1998                 1997
                                              -------------        -------------         ------------
Revenues                                      $        -0-         $        -0-          $       -0-
                                              -------------        -------------         ------------

Expenses

   General and Administrative                       64,433                3,500                7,984

   Amortization of Organization Costs                  -0-                  500                1,000

Total Expenses                                      64,433                4,000                8,984
                                              -------------        -------------         ------------

Net Income (Loss)                              $   (64,433)        $     (4,000)         $    (8,984)
                                              =============        =============         ============

Income (Loss) per Share                        $  (0.01452)        $   (0.00114)         $  (0.00261)
                                              =============        =============         ============

Weighted average shares outstanding              4,436,177            3,502,845            3,442,636
                                              =============        =============         ============



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-3

                         RICHMOND SERVICES, INC.

        STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED) for the period from inception of the Development Stage on June 14, 1993, for the fiscal years ended December 31, 1993 through 1998
               and for the period ended December 15, 1999

                                                                    Additional    Accumulated     Stock         Total Stock-
                                         Common           Par         Paid-In       Equity      Subscription   holders' Equity
                                          Stock          Value        Capital      (Deficit)     Receivable      (Deficit)
                                       ----------     ----------    ----------    -----------   ------------   ---------------

Inception (June 14, 1993)              $      -0-     $      -0-    $      -0-    $      -0-     $      -0-     $      -0-

Inception through December
31, 1993: Stock issued for
organization costs                      3,333,333            333         4,667

Stock issued for subscription
Receivable, June 15, 1993                  66,667              7            93

Stock Subscription Receivable                                                                          (100)

Net (Loss) for the period                                                               (500)
                                       ----------     ----------    ----------    ----------     ----------     ----------

Year ended December 31, 1993            3,400,000            340         4,760          (500)          (100)         4,500

Net (Loss) for the period                                                             (1,000)
                                       ----------     ----------    ----------    ----------     ----------     ----------

Year ended December 31, 1994            3,400,000            340         4,760        (1,500)          (100)         3,500

Net (Loss) for the period                                                             (1,000)
                                       ----------     ----------    ----------    ----------     ----------     ----------

Year ended December 31, 1995            3,400,000            340         4,760        (2,500)          (100)         2,500

Net (Loss) for the period                                                             (1,000)
                                       ----------     ----------    ----------    ----------     ----------     ----------

Year ended December 31, 1996            3,400,000            340         4,760        (3,500)          (100)         1,500

Common shares sold for cash                47,900              5         1,603

Net (Loss) for the period                                                             (8,984)
                                       ----------     ----------    ----------    ----------     ----------     ----------
Year ended December 31, 1997            3,447,900            345         6,363       (12,484)          (100)        (5,876)

Common shares sold for cash               200,000             20         2,980

Net (Loss) for the period                                                             (4,000)
                                       ----------     ----------    ----------    ----------     ----------     ----------
Year ended December 31, 1998            3,647,900     $      365    $    9,343    $  (16,484)    $     (100)    $   (6,876)

Common shares sold for cash             1,400,000            140        52,360

Common shares canceled in
    rounding down                             (75)

Net (Loss) for the period                                                            (64,433)
                                       ----------     ----------    ----------    ----------     ----------     ----------
Period ended December 15, 1999          5,047,825     $      505    $   61,703    $  (80,917)    $     (100)    $  (18,809)



                   The accompanying notes are an integral part
                         of these financial statements.

                                    page F-4

                             RICHMOND SERVICES, INC.
                       STATEMENTS OF CASH FLOW (UNAUDITED)
              for the fiscal years ended December 31, 1997 and 1998
                   and for the period ended December 15, 1999




                                                               December 31,
                                             December 15,  ---------------------
                                                 1999        1998         1997
                                             ------------  --------     --------

Beginning Cash                                 $      84    $   584     $   -0-

Operating Activities

   Net Income (Loss)                            (64,433)     (4,000)     (8,984)

   Add changes not affecting working capital:
      Amortization                                              500       1,000
                                               --------    --------     --------

Total working capital (used)                    (64,433)     (3,500)     (7,984)

Cash received from financing activities:
   sale of Common Stock;                         52,500       3,000       1,608
   Borrowings                                    27,118                    6960
   Accounts receivable                          (15,000)

Increase (Decrease) in
   working capital                                  185                     584
                                               --------    --------     -------


Ending Cash                                    $    269    $     84     $   584
                                               ========    ========     =======



                   The accompanying notes are an integral part
                         of these financial statements.


                                    page F-5

                             Richmond Services, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997
                              and December 15, 1999



NOTE 1 - Summary of Significant Accounting Policies

     a.   Organization

          The Company was incorporated in the State of Delaware on June 14, 1993. The Company was organized for the purpose of initiating commuter air services from Sugar Land Airport in Richmond, Texas, however it neve realized its original goal and has remained in the development stage since its formation on June 14, 1993.

     b.   Accounting Method

          The Company's financial statements are prepared using the accrual method of accounting. The Company has elected a calendar year end.

     c.   Cash and Cash Equivalents

          Cash equivalents include short-term highly liquid investments with maturities of three months or less at the time of acquisition.

     d.   Loss Per Share

          The computations of loss per share of common stock are based on weighted average number of outstanding shares during the period of the financial statements.

     e.   Provision for Income Taxes

          At December 15, 1999, the Company has net operating loss carryforwards totaling approximately $80,917 that may be offset against future taxable income through 2013. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the net operating loss carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount. The valuation allowance increased in the amount of $64,433 for the period ended December 15, 1999.

     f.   Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                                    page F-6

                             Richmond Services, Inc.
                          (a Development Stage Company)
                        Notes to the Financial Statements
                           December 31, 1998 and 1997
                              and December 15, 1999
                                    page two

NOTE 2 - Going Concern

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has current liabilities in excess of current assets and has experienced losses from inception. The financial statements do not include any adjustments that might result from the outcome of these uncertainties. It is management's plan to find an operating company to merge with providing necessary operating capital.

NOTE 3 - Shareholders Equity

          In September 1998 the Company issued 200,000 shares of its common stock in exchange for services and $3,000 in cash. In February 1999 the Company issued 1,400,000 shares of its common stock in exchange for $52,500 in cash. In August of 1999, the Company authorized a two for three reverse split of its common stock. For purposes of clarity, all share amounts and par values have been stated as if the new capitalization had been in effect since inception.


                                    page F-7

                                       III
--------------------------------------------------------------------------------

                           Item A.. Index to Exhibits.
--------------------------------------------------------------------------------

                                  Exhibit Index

================================================================================
EXHIBIT              TABLE CATEGORY / DESCRIPTION OF EXHIBIT              PAGE
 TABLE                                                                   NUMBER
   #
--------------------------------------------------------------------------------
             [2] ARTICLES/CERTIFICATES OF INCORPORATION, AND BY-LAWS
--------------------------------------------------------------------------------
  2.1    ARTICLES OF INCORPORATION: Delaware                               37
--------------------------------------------------------------------------------
  2.2    ARTICLES OF INCORPORATION: Nevada                                 39
--------------------------------------------------------------------------------
  2.3    BY-LAWS                                                           42
================================================================================

                                   SIGNATURES

           In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto authorized.


                             Richmond Services, Inc.

                                       by




                                       /s/

                                   Mark Zouvas
                               PRESIDENT/DIRECTOR


                                       36